

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 02, 2015

Via E-mail
Matthew Messinger
Chief Executive Officer
Trinity Place Holdings Inc.
717 Fifth Avenue
New York, New York 10022

> **Re:** **Trinity Place Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed September 15, 2015**
> **File No. 333-206944**

Dear Mr. Messinger:

We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Certain Material U.S. Federal Income Tax Consequences, page 48

1. We note the reference to "material U.S. Federal Income Tax Consequences" on page 48 and the statement on page 8 and elsewhere that the "receipt and exercise of subscription rights generally should not be taxable under U.S. federal income tax laws." Please file a tax opinion on the material U.S. federal income tax consequences of the transaction for shareholders. In the alternative, please tell us why you determined a tax opinion was not required. See Item 601(b)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Matthew Messinger
Trinity Place Holdings Inc.
October 02, 2015
Page 2

       Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Killoy at 202-551-7576 or Jim Lopez at 202-551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: John Bessonette
      Kramer Levin
      Naftalis & Frankel LLP